82-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

06017514

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 26 September 2006

SUPPL

Dear Sir

J Sainsbury Announces: Acquisition of Somerfield Stores

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 26th September 2006.

Yours sincerely

PP

Hazel Jarvis
Deputy Secretary

Enc

SEC MAIL RECEIVED PROCESSING
OCT 5 - 2006
WASH. D.C. 160 SECTION

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

14.06pm.

J Sainsbury plc

26th September 2006

SAINSBURY'S ACQUIRES FURTHER STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire five stores from Somerfield, three of which are freehold, with an average size of 11,000 sq ft and a gross asset value of £5.6m. It is anticipated that these stores will be earnings enhancing in their first full year of operation.

The new stores are in:

- Littlehampton, West Sussex
- Peebles, Scottish Borders
- Pocklington, North Yorkshire
- Yarm, North Yorkshire
- South Shields, Tyne & Wear

This latest acquisition adds to the four Somerfield stores that were previously acquired in August this year, as part of Sainsbury's strategy to accelerate its store development programme.

Darren Shapland, Sainsbury's chief financial officer said, "We are actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. We believe our commitments to food, quality and the wider community are helping to set us apart from other large retailers when seeking and developing sites.

"We are also looking forward to introducing Sainsbury's great product range and services to new areas and customers as well as welcoming 305 new colleagues to Sainsbury's."

All five stores will reopen as Sainsbury's supermarkets as part of a phased programme expected to be completed by Christmas. All Somerfield colleagues will be given the opportunity to join Sainsbury's and those who choose to do so will transfer to Sainsbury's under TUPE regulations.

Ends

For enquires:

Investor Relations

Lynda Ashton +44 (0) 20 7695 7162

Media

Parveen Johal +44 (0) 20 7695 7043

Notes

1. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores.

14:08pm.

J Sainsbury plc

26th September 2006

SAINSBURY'S ACQUIRES FURTHER STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire five stores from Somerfield, three of which are freehold, with an average size of 11,000 sq ft and a gross asset value of £5.6m. It is anticipated that these stores will be earnings enhancing in their first full year of operation.

The new stores are in:

- Littlehampton, West Sussex
- Peebles, Scottish Borders
- Pocklington, North Yorkshire
- Yarm, North Yorkshire
- South Shields, Tyne & Wear

This latest acquisition adds to the four Somerfield stores that were previously acquired in August this year, as part of Sainsbury's strategy to accelerate its store development programme.

Darren Shapland, Sainsbury's chief financial officer said, "We are actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. We believe our commitments to food, quality and the wider community are helping to set us apart from other large retailers when seeking and developing sites.

"We are also looking forward to introducing Sainsbury's great product range and services to new areas and customers as well as welcoming 305 new colleagues to Sainsbury's."

All five stores will reopen as Sainsbury's supermarkets as part of a phased programme expected to be completed by Christmas. All Somerfield colleagues will be given the opportunity to join Sainsbury's and those who choose to do so will transfer to Sainsbury's under TUPE regulations.

Ends

For enquires:

Investor Relations

Lynda Ashton +44 (0) 20 7695 7162

Media

Parveen Johal +44 (0) 20 7695 7043

Notes

1. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores.

J Sainsbury plc

26th September 2006

SAINSBURY'S ACQUIRES FURTHER STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire five stores from Somerfield, three of which are freehold, with an average size of 11,000 sq ft and a gross asset value of £5.6m. It is anticipated that these stores will be earnings enhancing in their first full year of operation.

The new stores are in:

- Littlehampton, West Sussex
- Peebles, Scottish Borders
- Pocklington, North Yorkshire
- Yarm, North Yorkshire
- South Shields, Tyne & Wear

This latest acquisition adds to the four Somerfield stores that were previously acquired in August this year, as part of Sainsbury's strategy to accelerate its store development programme.

Darren Shapland, Sainsbury's chief financial officer said, "We are actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. We believe our commitments to food, quality and the wider community are helping to set us apart from other large retailers when seeking and developing sites.

"We are also looking forward to introducing Sainsbury's great product range and services to new areas and customers as well as welcoming 305 new colleagues to Sainsbury's."

All five stores will reopen as Sainsbury's supermarkets as part of a phased programme expected to be completed by Christmas. All Somerfield colleagues will be given the opportunity to join Sainsbury's and those who choose to do so will transfer to Sainsbury's under TUPE regulations.

Ends

For enquires:

Investor Relations

Lynda Ashton +44 (0) 20 7695 7162

Media

Parveen Johal +44 (0) 20 7695 7043

Notes

1. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores.

J Sainsbury plc

26th September 2006

SAINSBURY'S ACQUIRES FURTHER STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire five stores from Somerfield, three of which are freehold, with an average size of 11,000 sq ft and a gross asset value of £5.6m. It is anticipated that these stores will be earnings enhancing in their first full year of operation.

The new stores are in:

- Littlehampton, West Sussex
- Peebles, Scottish Borders
- Pocklington, North Yorkshire
- Yarm, North Yorkshire
- South Shields, Tyne & Wear

This latest acquisition adds to the four Somerfield stores that were previously acquired in August this year, as part of Sainsbury's strategy to accelerate its store development programme.

Darren Shapland, Sainsbury's chief financial officer said, "We are actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. We believe our commitments to food, quality and the wider community are helping to set us apart from other large retailers when seeking and developing sites.

"We are also looking forward to introducing Sainsbury's great product range and services to new areas and customers as well as welcoming 305 new colleagues to Sainsbury's."

All five stores will reopen as Sainsbury's supermarkets as part of a phased programme expected to be completed by Christmas. All Somerfield colleagues will be given the opportunity to join Sainsbury's and those who choose to do so will transfer to Sainsbury's under TUPE regulations.

Ends

For enquires:

Investor Relations

Lynda Ashton +44 (0) 20 7695 7162

Media

Parveen Johal +44 (0) 20 7695 7043

Notes

1. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores.

J Sainsbury plc

26th September 2006

SAINSBURY'S ACQUIRES FURTHER STORES FROM SOMERFIELD

Sainsbury's has agreed to acquire five stores from Somerfield, three of which are freehold, with an average size of 11,000 sq ft and a gross asset value of £5.6m. It is anticipated that these stores will be earnings enhancing in their first full year of operation.

The new stores are in:

- Littlehampton, West Sussex
- Peebles, Scottish Borders
- Pocklington, North Yorkshire
- Yarm, North Yorkshire
- South Shields, Tyne & Wear

This latest acquisition adds to the four Somerfield stores that were previously acquired in August this year, as part of Sainsbury's strategy to accelerate its store development programme.

Darren Shapland, Sainsbury's chief financial officer said, "We are actively seeking new sites to accelerate our store development programme under the leadership of our property director Peter Baguley. We believe our commitments to food, quality and the wider community are helping to set us apart from other large retailers when seeking and developing sites.

"We are also looking forward to introducing Sainsbury's great product range and services to new areas and customers as well as welcoming 305 new colleagues to Sainsbury's."

All five stores will reopen as Sainsbury's supermarkets as part of a phased programme expected to be completed by Christmas. All Somerfield colleagues will be given the opportunity to join Sainsbury's and those who choose to do so will transfer to Sainsbury's under TUPE regulations.

Ends

For enquires:

Investor Relations

Lynda Ashton +44 (0) 20 7695 7162

Media

Parveen Johal +44 (0) 20 7695 7043

Notes

1. Sainsbury's currently has 756 stores in total: 455 supermarkets and 301 convenience stores.